Amendment No. 1 to
                                                          SEC File No. 70-9457


                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM U-l

                                   DECLARATION

                                      UNDER

             THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 ("Act")


                    PENNSYLVANIA ELECTRIC COMPANY ("Penelec")
                              2800 Pottsville Pike
                           Reading, Pennsylvania 19605
               (Name of company filing this statement and address
                         of principal executive office)



                                GPU, INC. ("GPU")
          (Name of top registered holding company parent of applicant)

Terrance G. Howson,                        Douglas E. Davidson, Esq.
Vice President and Treasurer               Berlack, Israels & Liberman LLP
Mary A. Nalewako, Secretary                120 West 45th Street
Michael J. Connolly,                       New York, New York 10036
Assistant General Counsel
GPU Service, Inc.
300 Madison Avenue
Morristown, New Jersey  07962

Scott L. Guibord, Secretary                Robert C. Gerlach, Esq.
Pennsylvania Electric Company              Ballard Spahr Andrews &
2800 Pottsville Pike                       Ingersoll, LLP
Reading, Pennsylvania  19605               1735 Market Street - 51st Floor
                                           Philadelphia, Pennsylvania 19103-7599



                   (Names and addresses of agents for service)

                  Penelec hereby amends its Declaration on Form U-1, docketed in SEC File No. 70-9457, as follows:

                  A.       The following exhibits are filed in Item 6 thereof:

                           B-1  -  Purchase and Sale Agreement between Penelec
                                   and FEAC.

                           B-2  -  Interconnection Agreement among Penelec, FEAC
                                   and CEI.

                           D-1  -  Order of PaPUC dated October 16, 1998
                                   approving the sale of Penelec's generation assets.

                                   SIGNATURE


         PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANY HAS DULY CAUSED THIS STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.



                                  PENNSYLVANIA ELECTRIC COMPANY



                                  By:      /s/ T. G. Howson
                                           T. G. Howson,
                                           Vice President and Treasurer

Dated:       March 8, 1999




























                                        3